October 24, 2005
Karen J. Garnett
Geoffrey Ossias
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4561
VIA EDGAR AND BY HAND

Re:	Cogdell Spencer Inc. Amendment No. 5 to Registration Statement on Form S-11 File No. 333-127396
Dear Ms. Garnett/Mr. Ossias:
     Enclosed for your review is a marked copy of Amendment No. 5 to the Registration Statement on Form S-11 (Registration No. 333-127396), which was filed today by Cogdell Spencer Inc. (the “Company”) via EDGAR. The purpose of this Amendment No. 5 to the Registration Statement is solely to file certain exhibits to the Registration Statement as set forth in Item 36(b) of Part II of the Registration Statement.
     We respectfully request that additional comments in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein
Enclosures

cc:	Daniel Gordon Kristina Beshears James W. Cogdell Frank C. Spencer Jay L. Bernstein Gilbert G. Menna Eric J. Graham